Rec'd 5/15/06

5/30

06008731

AB 5/26

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5/A ~~PART III~~

SEC FILE NUMBER
8-65606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael G. Flood 212-841-7769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 2 1 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 5 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AP 7/20/06

OATH OR AFFIRMATION

I, Michael G. Flood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NY } ss:
County of NY }
Sworn to before me this 10th day of May 2006.

Barbara A. Wlodarski
Notary Public

BARBARA A. WLODARSKI
NOTARY PUBLIC, State of New York
No. 24-4742760
Qualified in Kings County
Cert. Filed in New York County
Commission Expires July 31, 2009

[Signature]
Signature

EXECUTIVE MANAGING DIRECTOR, GLOBAL FINANCE
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Cushman & Wakefield Securities Inc.

Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Cushman & Wakefield Securities Inc.

Statement of Financial Condition

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Cushman & Wakefield Securities Inc.

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cushman & Wakefield Securities Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2006

Cushman & Wakefield Securities Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 898,774
Other assets	1,645
Due from Parent Company	247,061
Total assets	$1,147,480
Liabilities and stockholder's equity	
Liabilities:	
Taxes payable	$ 220,217
Accrued expenses	26,200
Total liabilities	246,417
Stockholder's equity:	
Common stock, $.01 par value, 100 shares, authorized, issued and outstanding	1
Additional paid-in capital	24,999
Retained earnings	876,063
Total stockholder's equity	901,063
Total liabilities and stockholder's equity	$ 1,147,480

See accompanying notes.

Cushman & Wakefield Securities Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Cushman & Wakefield Securities Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services on real estate financing transactions. The Company was incorporated in Delaware on April 29, 2002, but did not commence operations until April 7, 2003, when the Company's application for membership was approved by the NASD.

2. Significant Accounting Policies

Cash

The amount of cash on deposit in federally insured institutions periodically exceeds the limit on insured deposits.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Taxes

The Company accounts for income taxes in accordance with the liability method described in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company's taxable income is included in the taxable income of the Parent, which is also included in the federal income tax return of Rockefeller Group International, Inc., the parent company of Cushman & Wakefield Inc. Federal income taxes for the Company are provided for in these financial statements as if it was a separate entity. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent.

4. Related Party Transactions

Pursuant to a management fee agreement dated December 1, 2003, the Company receives services from the Parent. Due from Parent represents cash received by the Parent related to advisory fees earned net of federal taxes and management fees payable.

5. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, taxes payable and accrued expenses approximate fair value due to the short term maturities of these items.

6. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule. The Company computes its net capital requirements under the provisions of SEC Rule 15c3-1 and is exempt from SEC Rule 15c3-3 under provision (k)(2)(ii).

At December 31, 2005, the Company had net capital of $652,357 which was $635,929 in excess of the required net capital of $16,428. The Company's ratio of net capital to aggregate indebtedness at December 31, 2005 was 38%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.